


20170234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2017

Scott H. Kimpel
Hunton & Williams LLP
skimpel@hunton.com

Re: Lowe's Companies, Inc.
Incoming letter dated January 30, 2017

Dear Mr. Kimpel:

This is in response to your letter dated January 30, 2017 concerning the shareholder proposal submitted to Lowe's by the National Center for Public Policy Research. We also have received a letter from the proponent dated February 15, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
National Center for Public Policy Research
jdanhof@nationalcenter.org

February 23, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe’s Companies, Inc.
Incoming letter dated January 30, 2017

The proposal requests that the company prepare a report detailing the known and potential risks and costs to the company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the company may deploy to defend the company’s employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

There appears to be some basis for your view that Lowe’s may exclude the proposal under rule 14a-8(i)(7), as relating to Lowe’s ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Lowe’s omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lowe’s relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.


NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

February 15, 2017

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Scott Kimpel on behalf of Lowe's Companies, Inc. (the "Company") dated January 30, 2017, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2017 proxy materials for its 2017 annual shareholder meeting.

RESPONSE TO LOWE'S CLAIMS

The Proposal asks the Company to issue a report, at a reasonable cost and omitting proprietary information, detailing the risks and costs associated with certain pressure campaigns. Our Proposal focuses on the significant policy issue human rights with a focus on religious freedom and freedom of conscience matters. This is an issue of widespread public debate. Some advocates involved in this debate frame these issues as being anti-LGBT. The Company contends that it should be permitted to exclude our Proposal from its 2017 proxy materials because it violates management's prerogative to direct its ordinary business operations under Rule 14a-8(i)(7), because it is impermissibly vague under Rule 14a-8(i)(3) and because it constitutes multiple proposals under Rule 14a-8(c).

Regarding the first two points, the Staff has already unambiguously decided this issue. In a decision on a nearly identical proposal just last year, the Staff determined that proposals such as ours are not excludable under Rule 14a-8(i)(7) or Rule 14a-8(i)(3). Also, our Proposal focuses on a significant policy issue and is, therefore, not eligible for exclusion under Rule 14a-8(i)(7).

20 F Street, NW Suite 700
Washington, DC 20001
Tel. (202)507-6398
www.nationalcenter.org

Finally, our Proposal falls within the well-defined unifying concept of human rights, so it does not qualify for exclusion under Rule 14a-8(c).

For the following reasons, the Company has fallen short of its burden of persuading the Staff that it may omit our Proposal.

ANALYSIS

Part I. The Proposal May Not Be Excluded Under Rule 14a-8(i)(7) As It is Nearly Identical to a Previously Allowed Proposal and Because It Focuses on the Significant Policy Issue of Freedom of Religion and Conscience, Which Some Frame as LGBT Discrimination

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

A. Our Proposal Focuses on the Same Exact Widespread Public Policy Debate as a Proposal that the Staff Allowed over a Substantially Similar Rule 14a-8(i)(7) Exclusion Request in 2016

Our Proposal is basically identical to the one in *Procter & Gamble Co.* (avail. August 16, 2016) in which the Staff denied exclusion under Rule 14a-8(i)(7). In its no-action request, the Company never once addresses this Staff decision. The *Procter & Gamble* proposal sought a report on the costs and risks associated with policy issues surrounding freedom of conscience and religious freedom initiatives. The resolved section of that proposal stated:

> Resolved: Shareholders request that the Company issue a public report to shareholders, employees, customers, and public policy leaders, omitting confidential information and at a reasonable expense, by April 1, 2017, detailing the known and potential risks and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT people, and detailing strategies above and beyond litigation or legal compliance that the Company may deploy to defend the Company's LGBT employees and their families against discrimination and harassment that is encouraged or enabled by the policies.

Similarly, the resolved section of our Proposal states:

> Resolved: The proponent requests Lowe's Companies, Inc. prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

The proposals' respective requests are identical – they just view the specific issue through different policy lenses. The proponent in *Procter & Gamble* sought a report on how the company was dealing with the risks and costs associated with one side of a major public policy debate, namely, the supposed contention between religious freedom and LGBT rights. That proposal viewed certain policies as hostile to the LGBT community and asked for a report on how the company was dealing with those supposed hostilities. Our Proposal seeks a report focusing on many of those same policies, but simply views them through the lens of religious freedom and freedom of conscience.

The whole concept of widespread public debate – the measure by which the Staff determines whether a social policy issue is significant – necessarily requires there be at least two sides. The *Procter & Gamble* proposal represented one side of the debate over religious freedom and LGBT discrimination, our Proposal represents the other side of that debate.[1]

The similarities of the two proposals extend beyond the resolved sections. In *Procter & Gamble*, the proposal's supporting statement, noted:

> *Shareholders recommend that the report evaluate risks and costs including, but not limited to, negative effects on employee hiring and retention*, challenges in securing safe housing for employees, risks to employees' LGBT children and risks to LGBT employees who need to use public facilities, and litigation risks to the Company from conflicting state and company anti-discrimination policies. Strategies evaluated should include public policy advocacy, human resources and educational strategies, and the potential to relocate operations or employees out of states with

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[1] For more on the widespread public debate concerning these topics, see pages two through nine of the proponent's reply to the no-action request in *Procter & Gamble Co.* (avail. August 16, 2016). That reply is dated June 28, 2016.

> discriminatory policies (evaluating the costs to the Company and resulting economic losses to pro-discriminatory states). (Emphasis added).

The supporting statement of our Proposal notes that:

> *The proponent recommends that the report evaluate the risks and costs including, but not limited to, negative effects on employee hiring and retention* caused by such pressure campaigns. (Emphasis added).

Each supporting statement contemplates the companies' respective workforce. While proposals that deal with a company's management of its workforce are often excluded under the ordinary business exemption (*1998 Release*), the Staff denied such exclusion in *Procter & Gamble*.

To the degree that the two proposals contemplate the company's respective workforces, they do so in the exact same way. The Company argues that our Proposal is excludable since it "seeks to affect the relationship between Lowe's and its employees." While we dispute that characterization, the same can be said of the proposal in *Procter & Gamble*. Indeed, it was.

In the portion of its no-action request titled, "The Proposal Focuses on Matters that Relate to Hiring and Workplace Practices," that's exactly what Procter & Gamble argued.

Specifically, Procter & Gamble maintained that:

> [t]he Supporting Statement asks the Company to address the 'negative effects on hiring and retention' in its report. Given the large number of employees of the Company, the importance of workforce maintenance and development to the Company's sustainability, and the numerous other legal and governance considerations that must be considered when making hiring and retention decisions, it is impracticable for hiring and retention to be subject to direct shareholder oversight, as requested by the Proposal.
>
> The Proposal also involves workforce management practices such as 'the potential to relocate… employees out of states with discriminatory policies.' Similar to hiring and retention, decisions on where to place employees among the Company's operations and when to relocate them are a fundamental part of management's day-to-day work of running the Company.
>
> The proposal also implicates the provision of safe housing and restrooms to employees in states with discriminatory policies.

The company in *Procter & Gamble* did argue that management of its workforce was within its preview as a matter of ordinary business. The Staff simply rejected this argument because of the proposal's subject matter.[2]

The Company makes many similar arguments that the Staff rejected in *Procter & Gamble*. Our Proposal is nearly identical. It uses the same language to ask for a report about how the Company is responding to one side of a major public policy debate. The *Procter & Gamble* proposal asked for the same exact report about how that company was responding to the other side of the same debate. As such, we urge the Staff to affirm its *Procter & Gamble* decision and reject the company's no-action request.

B. Human Rights and Discrimination Are Staff-Recognized Significant Policy Issues

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E ("SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

As stated above, our Proposal focuses on one side of a widespread public policy debate over religious freedom and freedom of conscious initiatives. The proposal in *Procter & Gamble* asked for a report on the same issues, but simply framed them as an attack on LGBT individuals. If the Staff were to follow the Company's request and allow exclusion of our Proposal, that would place the Staff in the position of making a value judgment that one side of a public policy debate deserves merit and the other does not. That's not the Commission's role. The debate over religious freedom/freedom of conscience/LGBT rights is just as prevalent now as it was when the Staff decided Procter & Gamble in August of 2016. The Company makes no argument to refute this.

Again, for more on the widespread public debate concerning these topics, see pages two through nine of the proponent's reply to the no-action request in *Procter & Gamble Co.* (avail. August 16, 2016). That reply is dated June 28, 2016.

For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(7).

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[2] See also, *General Electric* (avail. February 10, 2015), (allowing a proposal on the Holy Land Principles to proceed despite addressing the company's employment relationship since it focused on a significant policy issue).

Part II. The Proposal is Not Impermissibly Vague as the Staff Has Previously Ruled that Nearly Identical Language is Clear and Precise.

Under Rule 14a-8(i)(3), a proposal can be excluded if "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB 14B").

As detailed at length above, our Proposal is nearly identical to the one in in *Procter & Gamble Co.* (avail. August 16, 2016). Lowe's argues that it is unable to comprehend the terms in our Proposal or its scope. The Company's argument is similar to what Procter & Gamble argued when it wrote:

> [b]y definition, 'policies' encompasses more than state laws, and could include the administrative policies and guidelines of executive agencies in each state. It is unclear what the Company must do to respond to 'proposed policies,' which could potentially include bills in committee, laws or policies proposed in speeches by state legislators, or even policies proposed by public interest groups.

The Staff found that argument unpersuasive. We urge the Staff to uphold its *Procter & Gamble* decision by finding that our Proposal may not be omitted under Rule 14a-8(i)(3).

Part III. Our Proposal Makes a Singular Request Regarding Human Rights that Consists of a Single Well-Defined Unifying Concept.

Rule 14a-8(c) states that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements which lack a single well-defined unifying concept. The Company makes the bold assertion that our Proposal is really three proposals in one.

The Staff extends wide latitude to proponents under Rule 14a-8(c). The Staff allows proposals that make multiple requests under the same general umbrella so long as there is a unifying concept. Our request regards basic human rights and comes nowhere near the outer limits of what the Staff has permitted under Rule 14a-8(c).

In *General Electric* (avail. February 10, 2015), the Staff allowed a proposal on the Holy Land Principles that made at least eight requests of the company. That proposal stated:



HUNTON & WILLIAMS LLP
2200 PENNSYLVANIA AVENUE, NW
WASHINGTON, D.C. 20037-1701

TEL 202 • 955 • 1500
FAX 202 • 778 • 2201

SCOTT H. KIMPEL
DIRECT DIAL: 202 • 955 • 1524
EMAIL: SKimpel@hunton.com

FILE NO: 23797.001762

January 30, 2017

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Lowe's Companies, Inc. - 2017 Annual Meeting
Exclusion of Shareholder Proposal**

Ladies and Gentlemen:

I am writing on behalf of Lowe's Companies, Inc., a North Carolina corporation ("Lowe's" or the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Company may exclude the shareholder proposal entitled "Proposal [1]* – Report on Certain Non-Discrimination Principles" and supporting statement (the "Proposal"), submitted by the National Center for Public Policy Research (the "Proponent"), from the proxy materials to be distributed by the Company in connection with its 2017 Annual Meeting of Shareholders (the "2017 proxy materials"), which the Company expects to file with the Commission on or about April 21, 2017.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), Lowe's is emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), Lowe's is simultaneously sending a copy of this letter and its attachments to Justin Danhof, Esq., General Counsel, National Center for Public Policy Research, as notice of the Company's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, Lowe's is taking this opportunity to remind the Proponent that if it submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

The Proposal

The Proposal states:

> **Resolved**: The proponent requests Lowe's Companies, Inc. prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

Copies of the Proposal, cover letter, broker letter and all related correspondence are attached hereto as Exhibit A.

Basis for Exclusion

As discussed in more detail below, Lowe's hereby respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2017 proxy materials pursuant to:

(i) Rule 14a-8(c) because the Proposal constitutes multiple proposals;

(ii) Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

(iii) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

Analysis

I. The Proposal May Be Excluded Under Rule 14a-8(c) Because The Proposal Constitutes Multiple Proposals.

Lowe's may exclude the Proposal from the 2017 proxy materials because the Proposal constitutes multiple proposals in violation of Rule 14a-8(c). Rule 14a-8(c) provides that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." The one-proposal limitation applies not only to proponents who submit multiple proposals in multiple submissions, but also to proponents who submit multiple proposals as elements or components of an ostensibly single proposal. The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements that lack a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter. For example, in *American Electric Power* (Jan. 2, 2001), the Staff concurred in the exclusion of a proposal which sought to: (i) limit the term of director service; (ii) require at least one board meeting per month; (iii) increase the retainer paid to AEP directors; and (iv) hold additional special board meetings when requested by the Chairman or any other director. The Staff found that the proposal constituted multiple proposals despite the proponent's argument that all of the actions were about the "governance of AEP." *See also PG&E Corp.* (Mar. 11, 2010) (concurring in the exclusion of a proposal requesting the company to (i) mitigate all potential risks encompassed by studies of a particular power plant site; (ii) defer any request for or expenditure of funds for license renewal at the site; and (iii) limit the production of high-level radioactive wastes at the site); *Parker-Hannifin Corp.* (Sept. 4, 2009) (concurring in the exclusion of a proposal requesting the company to institute a Triennial Executive Pay Vote program that provides shareholders the opportunity to (i) approve the compensation, incentive plans, and post-employment benefits of the company's named executive officers; and (ii) comment on and ask questions about the company's executive compensation policies on a forum); *Duke Energy Corp.* (Feb. 27, 2009) (concurring in the exclusion of a proposal requesting the company to (i) require candidate directors to have personally owned at least $2,000 worth of the company common stock for at least one year prior to their nomination; (ii) have candidates declare any potential conflicts of interest upon nomination; and (iii) limit director compensation to company common stock only).

Staff no-action letter precedent indicates that the test for whether a single submission with multiple elements and components (such as the Proposals) actually constitutes more than one proposal is whether the elements or components of the proposal are closely related and essential to a single well-defined unifying concept. *See Pacific Enterprises* (Feb. 19, 1998) (concurring in the exclusion of a single submission related to six matters when the company argued that the elements failed to constitute "closely related elements and essential components of a single well-defined unitary concept necessary to comprise a single shareholder proposal"). *See also, e.g., General Motors Corporation* (Apr. 9, 2007) (concurring in the exclusion of a single submission under Rule 14a-8(c) when the company argued that the proposal included several distinct steps to restructure the company and were not so closely related to comprise a single proposal).

Even where multiple elements or components of a proposal relate to some general or central topic, a proposal that contemplates a variety of loosely related actions may be excludable as multiple proposals under Rule 14a-8(c). *See, e.g., General Motors Corporation* (Apr. 9, 2007); *HealthSouth Corporation* (Mar. 28, 2006) (concurring in the exclusion of a proposal regarding amendments to the company's bylaws related to Board membership that included proposals on the number of directors serving on the board and to vacancies on the board); *Compuware Corporation* (July 3, 2003) (concurring in the exclusion of a proposal to improve overall efficiency and operations of the company that included features requiring the reimbursement of life insurance premiums, use of a competitive bidding system for printing contracts, the termination of a specific contract, the chief executive officer to devote all of his time to increasing sales and profitability, the filing of a Form 8-K for certain events and the release of an announcement when officers and directors plan to sell or transfer shares); *Fotoball USA, Inc.* (May 6, 1997) (concurring in the exclusion of a proposal regarding requests for directors which included minimum share ownership for directors, that directors be paid in shares or options and that non-employee directors perform no other services for the company for compensation).

Here, the Proposal requests that the Company: (i) conduct a risk assessment, including but not limited to the negative effects on employee hiring and retention, relating to four different types of public pressure campaigns; (ii) detail strategies that the Company may deploy to defend its employees and their families against discrimination and harassment that is encouraged or enabled by these different public pressure campaigns; and (iii) consider adhering to various equal and fair employment practices without discrimination based on religious identity.

Moreover, the first proposal alone includes four distinct elements: (i) pressure campaigns to oppose religious freedom laws (or efforts); (ii) pressure campaigns to oppose public accommodation laws (or efforts); (iii) pressure campaigns to oppose freedom of conscience laws (or efforts); and (iv) campaigns against candidates from Title IX exempt institutions. While the elements somewhat relate to the prevention of religious discrimination, each element is broad and applies in distinct contexts. Public accommodation laws (or efforts) protect persons from more than religious discrimination in places of public accommodation. They also protect persons from discrimination or segregation on the basis of race, color, and national origin. Similarly, freedom of conscience laws (or efforts) provide protection beyond religious convictions. They protect moral convictions, as well, and include numerous federal and state laws and regulations that relate to areas of education, abortion, contraception, medical treatment and executions.

In addition, the third proposal also includes multiple elements: (i) hiring practices; (ii) compensation practices; (iii) training practices; (iv) professional education practices; (v) advancement practices; and (vi) governance practices. In contrast to the proposals above-mentioned that contained elements that were linked to a narrow, discrete topic, the third proposal relates to six separate and distinct employment practices.

Although the multiple parts of the Proposal could arguably be characterized as relating to the broad concept of religious discrimination, the Proponent has attempted to combine distinct matters relating to religious discrimination and other types of discrimination into a single proposal without the elements being sufficiently closely related and essential to a single well-defined unifying concept. Rather, the elements somewhat relate to the general topic of religious discrimination, and the Proposal contemplates several loosely related actions relating to this topic. Indeed, the third proposal does not even relate to the public pressure campaigns referenced in the first two proposals.

While the Staff has on occasion determined that a single submission with separate elements was actually one proposal, one of the following often was true:

- The separate elements were linked to a narrow, discrete topic or action. *See, e.g., Washington Mutual Inc.* (Feb. 20, 2007) (enhancing director nominees' qualification requirements to exclude (i) salaried employees and (ii) certain significant stockholders).

- The separate elements were either sequential, interdependent, or temporally linked, to achieve a combined purpose. *See, e.g., Meadow Valley Corporation* (Mar. 30, 2007) (liquidating the company and then distributing proceeds of that liquidation to stockholders).

- The separate elements were associated with a specific legal requirement. *See, e.g., JP Morgan Chase & Co.*(Mar. 3, 2009) (implementation of executive compensation reforms set forth for recipients of funding under the Troubled Asset Relief Program).

None of these categories apply to the Proposal. One may argue that the one unifying topic among the elements is religious discrimination, which is certainly not a narrow, discrete topic. However, the separate elements are not sequential, interdependent, or temporally linked, to achieve a combined purpose. They are also not associated with a specific legal requirement, and in fact, relate to numerous federal and state religious laws and include numerous laws that do not relate to religion.

The scope of the proposal is incredibly broad and represents a minimum of three separate and distinct actions submitted under the single Proposal. As a result, the Proposal may properly be excluded under Rule 14a-8(c).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

A. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading," which requires that information in a proxy statement be clearly presented.

The Staff has consistently concurred that shareholder proposals that are vague and indefinite are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. The Staff has taken the position that shareholder proposals may be excluded under Rule 14a-8(i)(3) if they are so inherently vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). Furthermore, the Staff has concurred that a shareholder proposal is sufficiently misleading so as to justify its exclusion where a corporation and its shareholders might interpret the proposal differently. *See Fuqua Industries, Inc.* (Mar. 12, 1991) (noting that any action taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal).

The Staff also has consistently concurred with the exclusion of proposals which do not define critical terms or phrases or otherwise provide guidance on what is required to implement the proposals. For example, in *Bank of America Corp.* (Feb. 25, 2008), the Staff concurred with exclusion of a proposal requesting that the corporation amend its policies to "observe a moratorium on all financing, investment and further involvement in activities that support MTR [(mountain top removal) projects]," but did not define what would constitute "further involvement" and "activities that support MTR [projects]." *See also Eastman Kodak Co.* (Mar. 3, 2003) (concurring in the exclusion of a proposal seeking to cap executive salaries at $1 million, including bonus, perks and options, because it failed to define various terms and how options were to be valued); *American Telephone and Telegraph Company* (Jan. 12, 1990) (concurring in the exclusion of a proposal seeking to prohibit a corporation from "interfering" with "government policy" of foreign governments, as it would require, if implemented, subjective determinations regarding what is considered to be "interference" and "government policy" as well as when the proposal would apply).

B. The Proposal Is Excludable Because It Is Impermissibly Vague And Indefinite.

The Proposal is impermissibly vague and indefinite and is therefore excludable under Rule 14a-8(i)(3). The Proposal does not include enough information for Lowe's shareholders to make an informed decision on the matters being presented. The Proposal leaves critical terms and phrases undefined and subject to multiple interpretations, and it does not provide sufficient guidance to enable the Company to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Proposal requests that the Company prepare a report detailing the known and potential risks and costs to the Company by "pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions." However, the Proposal fails to define what is meant by the phrases "pressure campaigns," "religious freedom laws (or efforts)," "public accommodation laws (or efforts)," "freedom of conscience laws (or efforts)," and "campaigns against candidates from Title IX exempt institutions." Moreover, the Proposal and supporting statement offer little guidance on what is required to implement the Proposal. The Proposal speaks generally of "pressure campaigns," "religious freedom laws, public accommodation laws and freedom of conscience efforts" as well as "some organizations opposing freedom [pressuring] corporations not to hire candidates from colleges and universities that have been granted an exemption under Title IX of the Education Amendments of 1972." These phrases are vague and overly broad and generic.

The Company and its shareholders could rationally differ on the type and scope of the report being requested by the Proponent. It is unclear to the Company what actions the Proponent considers to amount to "pressure campaigns" and "campaigns against candidates from Title IX exempt institutions." The Proposal states that "some [pressure campaigns] . . . have used shareholder resolutions as pressure points," but otherwise does not offer guidance on what constitutes a "pressure campaign." For example, is a "pressure campaign" only one involving public shareholder resolutions, public advertisements or litigation, or would a single private correspondence to the Company amount to a "pressure campaign"? It is also unclear to the Company what the Proponent considers to constitute "religious freedom laws," "public accommodation laws," and "freedom of conscience laws." For example, does the Proposal seek a review of such laws at the federal, state and/or local level? Further, would any such law need to expressly address that its purpose is to protect a religious freedom, or would the law need to merely touch on some right or act associated with a religious belief? The ambiguous scope of the Proposal is further demonstrated in its use of the phrase "or efforts" associated with each of these categories. The Proposal does not clearly define whether the phrase "or efforts" relates to any specific activities, and its inclusion substantially broadens the term "pressure campaigns" to an uncertain degree. In addition, the Proposal appears to address "pressure campaigns" that support discrimination against not only "religious individuals" but also "those with deeply held beliefs." However, it is unclear what constitutes a "deeply held belief." This reference to "beliefs" causes further confusion as to whether the Proposal intends to broaden the scope of the report to go beyond religion and include broader moral or ethical matters. The Proposal's use of broad and generic undefined terms causes the scope of the Proposal to be potentially far-reaching and leaves numerous unanswered questions for the Company and its shareholders.

The Staff has consistently permitted the exclusion of a proposal "involving vague and indefinite determinations . . . that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." For example, in *PetSmart, Inc.* (Apr. 12, 2010), the proposal requested that the board require that the company's suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of "the law." In concurring in exclusion of the proposal under Rule 14a-8(i)(3), the Staff noted that "the proposal does not sufficiently explain the meaning of 'the law' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See, e.g., Alcoa Inc.* (Dec. 24, 2002) (concurring in the exclusion of a proposal requesting the company to commit itself to "full implementation of these human rights standards"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring in the exclusion of a proposal requesting the implementation of a "policy of improved corporate governance").

The Proposal is not clearly presented, and key terms in the Proposal are vague, undefined, and overly broad and generic. Similar to the proposals above-described, the Proposal is so inherently vague and indefinite that neither the shareholders, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires in the preparation the report. In addition, the Proposal is misleading because any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the Proponent and the shareholders voting on the Proposal. Thus, the Company believes that the Proposal is impermissibly vague and indefinite so as to be misleading, and therefore, the Proposal may properly be excluded pursuant to Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals with Matters Related To The Company's Ordinary Business Operations.

Although several elements of the Proposal are so vague that the Company is not entirely clear as to what the Proponent is seeking, Lowe's firmly believes that the Proposal implicates ordinary business matters that are appropriately addressed by management and not by shareholders. Accordingly, the Proposal may properly be excluded from the 2017 proxy materials under Rule 14a-8(i)(7).

A. Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the

"1998 Release"). In the 1998 Release, the Commission stated that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.*

In the 1998 Release, the Commission identified two central considerations that underlie this policy. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* Examples cited by the Commission include "management of the workforce, such as the hiring, promotion, and termination of employees." *Id.* The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). The 1998 Release further states that a proposal may be seen as seeking to micro-manage a company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.* As described below, the Proposal may be excluded under Rule 14a-8(i)(7) because it implicates both of the above-described considerations.

The Commission has recognized that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable." *See* the 1998 Release. Elaborating on this significant policy exception in Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), the Staff noted that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7), as long as a sufficient nexus exists between the nature of the proposal and the company." The Staff further stated that "[c]onversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." The significant policy exception is further limited in that, proposals relating to both ordinary business matters and significant social policy issues may be excludable in their entirety in reliance on Rule 14a-8(i)(7) if they do not "transcend the day-to-day business matters" discussed in the proposals. The Staff considers "both the proposal and the supporting statement as a whole" in determining whether a significant social policy issue exists. Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). The issues addressed by the Proposal do not give rise to a significant policy issue.

Moreover, when a proposal requests the preparation of a report, as the Proposal does, the relevant inquiry is whether the subject matter of the report relates to the company's ordinary business. The topic of a report, no matter the form it may take, is the relevant consideration for exclusion under Rule 14a-8(i)(7). In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission stated that where a proposal requests that the company prepare a report on specific aspects of its business, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excludable." *See also Johnson Controls, Inc.* (Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)."). Similarly, a proposal's request for a review of certain risks also does not preclude exclusion if the underlying subject matter of the proposal is ordinary business. As indicated in SLB 14E, when evaluating shareholder proposals that request a risk assessment:

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk . . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report . . . - where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business - we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

B. The Proposal Is Excludable Because It Relates To Lowe's Management Of Its Workforce.

The Commission has long held that shareholder proposals relating to the management of the company's workforce or workplace environment, including the relationship with its employees, are excludable under Rule 14a-8(i)(7). In the 1998 Release, the Commission stated that the "management of the workforce, such as the hiring, promotion, and termination of employees" constituted "tasks . . . so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Staff has consistently concurred that proposals relating to the management of a company's workforce, including the hiring, promotion, training, and termination of employees, are excludable under Rule 14a-8(i)(7). For example, in *Northrop Grumman Corp.* (Mar. 18, 2010), the Staff concurred that a proposal requesting that the board identify and modify procedures to improve the visibility of educational status in the company's reduction-in-force review process could be excluded, noting that "[p]roposals concerning a company's management of its workforce are generally excludable under [R]ule 14a-8(i)(7)." *See also Merck & Co., Inc.* (Mar. 6, 2015) (concurring in the exclusion of a proposal requesting that the company fill only entry-level positions with outside candidates and a policy of developing individuals for its higher level positions exclusively from employees meeting certain standards, noting that "the proposal relates to procedures for hiring and promoting employees"); *Starwood Hotels & Resorts Worldwide, Inc.* (Feb. 14, 2012) (concurring in the exclusion of a proposal requesting verification and documentation of U.S. citizenship for the company's U.S. workforce because it concerned "procedures for hiring and training employees"); *Consolidated Edison, Inc.* (Feb. 24, 2005) (concurring in the exclusion of a proposal requesting the termination of certain supervisors, as it related to "the termination, hiring, or promotion of employees"); *Fluor Corp.* (Feb. 3, 2005) (concurring in the exclusion of a proposal requesting information relating to the elimination or relocation of U.S.-based jobs within the company, as it related to the company's "management of its workforce"); *National Instruments Corporation* (Mar. 5, 2009) (concurring in the exclusion of a proposal requesting the board to adopt and disclose a succession planning policy, as it related to the company's ordinary business operations, "i.e., the termination, hiring, or promotion of employees"). Accordingly, proposals relating to hiring decisions and practices, including matters such as potential candidates, job qualifications, processes for verifying candidate qualifications, employee promotions, and succession planning may be excludable pursuant to Rule 14a-8(i)(7).

As discussed above, because the Proposal requests a report and an evaluation of risk, the relevant inquiry is whether the subject matter of the report or the risk evaluation involves a matter of Lowe's ordinary business. The Proposal requests a report detailing the "known and potential risks and costs" relating to public pressure campaigns opposing "religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions," including "negative effects on employee hiring and retention caused by such pressure campaigns," and detailing "strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such" campaigns. The Proposal also requests that Lowe's "consider adhering to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity." Thus, the Proposal involves fundamental ordinary business matters – decisions with respect to, and modifications of, the way Lowe's manages its workforce and employee relations.

The Proposal directly relates to Lowe's employee hiring and retention policies and practices. For example, the supporting statement requests that the report evaluate the "negative effects on employee hiring and retention caused by such pressure campaigns." The Proposal also recommends that Lowe's "consider adhering to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity." Moreover, numerous statements in the Proposal demonstrate that the Proposal is focused on Lowe's workforce management, including its employment retention and hiring practices:

- "Corporations that lack fundamental human rights protections and safeguards against employment discrimination may face serious risks to their reputations and shareholder value."

- "[C]orporations are subject [to] pressure campaigns in regards to employment and hiring practices . . . ."

- "[S]ome organizations opposing religious freedom have also pressured corporations not to hire candidates from colleges and universities that have been granted an exemption under Title IX of the Education Amendments of 1972."

- "Many of these pressure campaigns, some of which have used shareholder resolutions as pressure points, have highlighted the effects of corporate employee retention and hiring practices stemming from such alleged discrimination."

Thus, it is evident that the Proposal concerns Lowe's management of its workforce. The Proposal's intrusion into this area is an inappropriate attempt to micro-manage the Company because decisions and processes involving employee selection implicate a wide variety of different types of considerations, and thus involve "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Employee hiring and retention are significant elements of Lowe's ordinary business operations and are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See* the 1998 Release.

The Staff also has consistently allowed the exclusion of proposals that pertain to the relationship between a company and its employees because they affect the day-to-day management of a company's operations and micro-manage a company's ordinary operations. Employee relations are at the core of day-to-day ordinary business operations of a company. For example, the Staff has concurred in the exclusion of numerous proposals relating to employees' human right to engage in political and civic expression without discrimination, as relating to the company's policies concerning its employees. In *Deere & Co.* (Nov. 14, 2014, *recon. denied* Jan. 5, 2015), the Staff concurred in exclusion of a proposal requesting that the company adopt an employee code of conduct that included an anti-discrimination policy "that protects employees' human right to engage in the political process, civic activities and public policy of his or her country without retaliation." In its response, the Staff explained that the proposal related to the company's "policies concerning its employees" and thus implicated the company's ordinary business operations. Similarly, in *The Walt Disney Co.* (Nov. 24, 2014, *recon. denied* Jan. 5, 2015), the Staff permitted exclusion of a proposal requesting that the company "consider the possibility of adopting antidiscrimination principles that protect employees' human right[s]" relating to engaging in political and civic expression. In allowing exclusion, the Staff again affirmed that "policies concerning [the companies'] employees" relate to companies' ordinary business operations covered by Rule 14a-8(i)(7) and are thus excludable on that basis. *See also Bristol-Myers Squibb Co.* (Jan. 7, 2015) (concurring in the exclusion of a proposal suggesting the adoption of employee anti-discrimination principles related to engaging in political and civic expression, stating that the proposal related to the company's "policies concerning [the company's] employees"); *Yum! Brands, Inc.* (Jan. 7, 2015) (same); *Bank of America Corp.* (Feb. 14, 2012) (concurring in the exclusion of a proposal requesting that a company policy be amended to include "protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job" because the proposal related to the company's policies concerning its employees).

The Staff also has permitted exclusion of proposals that pertain to employee relations in other contexts. In *Lowe's Companies, Inc.* (Mar. 10, 2015), the Staff permitted exclusion of a proposal requesting Lowe's to "review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies," as relating to Lowe's ordinary business operations. The Staff noted that the "proposal relates to Lowe's policies concerning its employees." *See also Wal-Mart Stores, Inc.* (Mar. 16, 2006) (concurring in the exclusion of a proposal requesting an amendment to a company policy barring intimidation of company employees exercising their right to freedom of association, noting that the proposal related to "Wal-Mart's ordinary business operations (i.e., relations between the company and its employees)."); *Merck & Co., Inc.* (Jan. 23, 1997) (concurring in the exclusion of a proposal requesting the adoption of a policy "to encourage employees to express their ideas on all matters of concern affecting the company," as relating to the company's "ordinary business operations (i.e., employee relations)"); *PG&E Corp.* (Feb. 27, 2015) (concurring in the exclusion of a proposal requesting the company to "include in all employment and related policies the right of employees to freely express their personal religious and political thoughts," as relating to the company's policies concerning its employees); *W.R. Grace & Co.* (Feb. 29, 1996) (concurring in the exclusion of a proposal requesting that the company implement a "high-performance" workplace based on policies of workplace democracy and meaningful worker participation); *Donaldson Company, Inc.* (Sept. 13, 2006) (concurring in the exclusion of a proposal requesting the establishment of "appropriate ethical standards related to employee relations," on the grounds that the proposal related to "management of the workforce"); *McDonald's Corp.* (Mar. 19, 1990) (concurring in the exclusion of a proposal regarding various company policies, including affirmative action and equal employment opportunity policies under Rule 14a-8(i)(7)); *Intel Corporation* (Mar. 18, 1999) (concurring in the exclusion of a proposal requesting the adoption of an Employee Bill of Rights, which would have established various "protections" for employees, "as relating, in part, to Intel's ordinary business operations (i.e., management of the workforce)"). Accordingly, proposals relating to workplace policies or practices and employee relations may properly be excluded under Rule 14a-8(i)(7).

The Proposal is the most recent in a line of proposals submitted by the Proponent aimed at changing the employment policies at a number of companies. *See, e.g., Lowe's Companies, Inc.* (Mar. 10, 2015); *Deere & Co.* (Nov. 14, 2014, *recon. denied* Jan. 5, 2015); *The Walt Disney Co.* (Nov. 24, 2014, *recon. denied* Jan. 5, 2015); *Bristol-Myers Squibb Co.* (Jan. 7, 2015); *Yum! Brands, Inc.* (Jan. 7, 2015). The underlying consideration of the Proposal is to discuss the strategies that Lowe's would employ to prevent religious discrimination against its employees, or, in other words, what types of policies the Company might adopt to prevent such discrimination. Specifically, the Proposal requests the preparation of a report "detailing strategies that the Company may deploy to defend the Company's employees and their families against the discrimination and harassment that is encouraged or enabled by such [public pressure campaign] efforts." In requesting that Lowe's develop strategies that it "may deploy to defend" its employees, the Proposal is interfering with the "decisions with respect to . . . the way the company manages its workforce and employee relations," similar to the proposals in *The Walt Disney Co.* and *Bristol-Myers Squibb Co.* The mere use of the word "strategies" rather than "principles" or "policies" does not change the character of the Proposal. Indeed, the Proposal is entitled "Report on Certain Non-Discrimination *Principles*" (emphasis added), which demonstrates that the underlying consideration of the Proposal is to discuss the types of policies Lowe's might adopt to prevent religious discrimination against its employees. Further evidence that the core basis of the Proposal relates to the relationship between the Company and its employees is the supporting statement which "recommends that the Company consider adhering to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity."

Lowe's employs over 285,000 employees in more than 2,355 home improvement and hardware stores. The relationship between the Company and its employees constitutes a critical component of its day-to-day management. Further, Lowe's workplace environment is fundamentally related to its ordinary business operations. Decisions concerning employee relations and workplace conditions, such as decisions regarding the strategies Lowe's may deploy with respect to addressing possible discrimination and harassment from the public directed to employees, are multi-faceted, complex and based on a range of factors beyond the knowledge and expertise of shareholders. These are fundamental business matters for the Company's management and require an understanding of the business implications that could result from changes made. Accordingly, because the Proposal seeks to affect the relationship between Lowe's and its employees by asking the Company to disclose its strategies to protect employees against discrimination based on religious affiliation, the Proposal affects Lowe's day-to-day business operations and is excludable under Rule 14a-8(i)(7).

C. The Proposal Is Excludable Because It Relates To Lowe's Operational Decisions With Respect To Its Public Relations.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to Lowe's operational decisions with respect to its public relations. The Staff has permitted the exclusion of proposals relating to decisions concerning a company's public relations as part of the company's ordinary business operations. For example, in *Johnson & Johnson* (Jan. 12, 2004), the Staff concurred with exclusion of a proposal requesting that the company review its pricing and marketing policies and issue a report disclosing how the company intends "to respond to . . . public pressure to reduce prescription drug pricing." In its response, the Staff noted that it allowed exclusion of the proposal pursuant to Rule 14a-8(i)(7) because the proposal "relat[es] to [the company's] ordinary business operations (i.e., marketing and public relations)." *See also FedEx Corp.* (July 14, 2009) (concurring in the exclusion of a proposal requesting a report "addressing issues related to American Indian peoples, including [the company's] efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and proportions" because the proposal related to the company's ordinary business operations); *The Walt Disney Co.* (Nov. 30, 2007) (concurring in the exclusion of a proposal requesting a report regarding what actions the company is taking "to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products" because the proposal related to the company's ordinary business operations); *Tootsie Roll Indus. Inc.* (Jan. 31, 2002) (concurring in the exclusion of a proposal requesting the company to identify and disassociate from any offensive imagery to the American Indian community in product marketing and advertising because the proposal related to "the manner in which a company advertises its products"); *E.I. du Pont de Nemours and Co.* (Feb. 23, 1993) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting the company to take an active role against the environmental movement, stating that the matter relates to the company's "advertising and public relations policy"); *Apple Computer, Inc.* (Oct. 20, 1989) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company create a committee to regulate public use of the company's logo, stating that the matter appeared directed toward "operational decisions with respect to advertising, public relations and related matters").

Similar to *Johnson & Johnson*, the Proposal addresses the concern about potential risks to the Company's reputation and profitability as a result of public pressure regarding pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs. Decisions concerning how the Company responds to public pressure campaigns necessarily involve public relations decisions that are part of Lowe's ordinary business operations. The Proposal seeks to introduce shareholder oversight of a routine aspect of Lowe's public relations activities. As discussed above, the Proposal's request for the preparation of a report or for a risk evaluation does not change the analysis because the subject matter of the report and risk evaluation relate to Lowe's public relations, which is a matter of ordinary business. As a result, the Proposal may properly be excluded under Rule 14a-8(i)(7).

D. The Proposal Does Not Focus On Significant Policy Issues.

Although the Staff has found certain types of discrimination, such as gender or race, to constitute significant social policy issues, the simple reference to discrimination within a proposal is not in and of itself determinative of a proposal's excludability. *See CVS Health Corporation* (Feb. 27, 2015) (concurring in the exclusion of a proposal requesting the company "to amend its policies to explicitly prohibit discrimination based on political ideology, affiliation or activity," finding that it did not focus on a significant social policy issue, as it related to the company's policies "concerning its employees"). *See also The Walt Disney Co.* (Nov. 24, 2014); *Deere & Co.* (Nov. 14, 2014); *Costco Wholesale Corp.* (Nov. 14, 2014); *Bristol-Myers Squibb Co.* (Jan. 7, 2015). In each of these proposals, the Staff determined that a proposal seeking a change in employee anti-discrimination policies to protect employee participation in the political process was excludable under 14a-8(i)(7) because the relationship between the employee and company was part of the day-to-day operations of the company.

Furthermore, the mere inclusion of religious freedom does not render the proposal a significant social policy issue. In *PG&E Corp.* (Feb. 27, 2015), the Staff found a proposal requesting the company include in "employment and related policies the right of employees to freely express their personal religious and political thoughts" to be excludable under Rule 14a-8(i)(7) as "policies concerning [a company's] employees." *See also PG&E Corp.* (Mar. 7, 2016) (concurring in the exclusion of a proposal requesting that the board institute a policy prohibiting discrimination based on race, religion, donations, gender or sexual orientation in hiring, vendor contracts or customer relations, where the company argued that ordinary business matters were implicated by the principles prohibiting discrimination in the context of hiring, vendor contracting and customer relations); *The Walt Disney Co.* (Nov. 22, 2006) (concurring in the exclusion of a proposal requesting a report on the steps that the company is undertaking to avoid the use of negative racial ethnic and gender stereotypes in its products, as it related to its ordinary business operations (i.e., the nature, presentation and content of programming and film production)); *ATT Corp.* (Feb. 25, 2005) (concurring in the exclusion of a proposal requesting that the company consider discontinuing all domestic partner benefits for executives making over $500,000 per year, as the "thrust and focus" of the proposal is on the ordinary business matter of employee benefits); *Associates First Capital* (Feb. 23, 1999) (concurring in the exclusion of a proposal where five of the six elements of the proposal regarding predatory lending related to ordinary business matters); *E*Trade Group, Inc.* (Oct. 31, 2000) (concurring in the exclusion of a proposal to establish a committee to advise the board on how to increase shareholder value where two out of the four potential mechanisms for increasing shareholder value involved the company's ordinary business operations); *FedEx Corp.* (July 14, 2009); *The Walt Disney Co.* (Nov. 30, 2007).

Similar to the proposals above-described, the underlying consideration of the Proposal is on Lowe's ordinary business operations because the Proposal's focus is on the types of policies the Company might adopt to prevent religious discrimination against its employees. As discussed above, the Proposal relates to Lowe's ordinary business operations, including the Company's management of its workforce and the manner in which Lowe's conducts its employee relations. The Proposal's references to "human rights" in the first clause and "employment discrimination" do not override the Proposal's underlying ordinary business subject matter. Therefore, the Proposal does not "transcend the day-to-day business matters" and is excludable under Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, Lowe's respectfully requests your confirmation that the Staff will not recommend any enforcement action to the Commission if Lowe's excludes the Proposal from its 2017 proxy materials.

Please do not hesitate to contact me at (202) 955-1524, or by email at skimpel@hunton.com, if you have any questions or require any additional information regarding this matter.

Sincerely,



Scott H. Kimpel

Enclosures

Cc: Beth MacDonald, Vice President, Associate General Counsel, Lowe's Companies, Inc.
Justin Danhof, National Center For Public Policy Research (via email at JDanhof@nationalcenter.org)

EXHIBIT A


NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Via FedEx (Overnight delivery)

December 8, 2016

Ross W. McCanless, General Counsel,
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, North Carolina 28117

Dear Mr. McCanless,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Lowe's Companies, Inc., (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Lowe's Companies, Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2017 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal

20 F Street, NW Suite 700
Washington, DC 20001
Tel. (202)507-6398
www.nationalcenter.org

Report on Certain Non-Discrimination Principles

Whereas, the Securities and Exchange Commission has consistently recognized that human rights and employment discrimination constitute significant policy issues.

Corporations that lack fundamental human rights protections and safeguards against employment discrimination may face serious risks to their reputations and shareholder value.

Whereas, corporations are subject pressure campaigns in regards to employment and hiring practices as well as human rights issues such as religious freedom.

For example, corporations have been pressured regarding gender and ethnic diversity in the workforce.

Furthermore, coordinated campaigns have also pressured corporations to oppose religious freedom laws, public accommodation laws and freedom of conscience efforts. Some organizations opposing religious freedom have also pressured corporations not to hire candidates from colleges and universities that have been granted an exemption under Title IX of the Education Amendments of 1972.

Many of these pressure campaigns, some of which have used shareholder resolutions as pressure points, have highlighted the effects of corporate employee retention and hiring practices stemming from such alleged discrimination.

Resolved: The proponent requests Lowe's Companies, Inc. prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

Supporting Statement: The proponent recommends that the report evaluate the risks and costs including, but not limited to, negative effects on employee hiring and retention caused by such pressure campaigns.

The proponent also recommends that the Company consider adhering to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity.


NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Justin Danhof, Esq.
General Counsel and Director of the Free Enterprise Project

20 F Street, NW Suite 700
Washington, DC 20001
Office: (202)507-6398
Mobile: (603)557-3873
jdanhof@nationalcenter.org

12/8/16, 10:49 AM

ORIGIN ID:TSGA (603) 557-3873
JUSTIN DANHOF
NCPPR
20 F STREET, NW
SUITE 700
WASHINGTON, DC 20001
UNITED STATES US

SHIP DATE: 08DEC16
ACTWGT: 0.10 LB
CAD: 105507477/INET3790

BILL SENDER

TO **ROSS W. MCCANLESS**
LOWE'S COMPANIES
1000 LOWES BOULEVARD

FISMA & OMB MEMORANDUM M-07-16

MOORESVILLE NC 28117
(704) 758-2033 REF:
INV:
PO: DEPT:



Express

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FISMA & OMB MEMORANDUM M-07-16

FRI - 09 DEC 3:00P
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FISMA & OMB MEMORANDUM M-07-16

DSR
28117

FISMA & OMB MEMORANDUM M-07-16

From: Miller, Wendy - Wendy C <Wendy.C.Miller@lowes.com>
Sent: Thursday, December 15, 2016 2:45 PM
To: McCanless, Bill - Ross W; Macdonald, Beth - Beth
Cc: Pate, Juliet - Juliet Sy; Millsaps, Tracy - Tracy D
Subject: Proof of Ownership - National Center for Public Policy Research
Attachments: image2016-12-15-144017.pdf

Received the attached Proof of Ownership via FedEx today from The National Center for Public Policy Research.


NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

DEC 15 2016

Via FedEx

December 13, 2016

Ross W. McCanless, General Counsel
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, North Carolina 28117

Dear Mr. McCanless,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research to Lowe's Companies, Inc. on December 8, 2016.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Ownership Letter



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 855-594-1054
http://www.ubs.com/team/cfsgroup

CFS Group

Anthony Connor
Senior Vice President – Wealth Management
Portfolio Management Program

Bryon Fusini
Senior Vice President – Wealth Management
Financial Advisor

Richard Stein
Senior Wealth Strategy Associate

Dianne Scott
Sr. Registered Client Service Associate

www.ubs.com

Ross W. McCanless, General Counsel
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, North Carolina 28117

December 13, 2016

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Mr. McCanless,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on 12/08/2016, the National Center for Public Research held, and has held continuously for at least one year 100 shares of the Lowe's Companies, Inc. common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

From: Pate, Juliet - Juliet Sy <juliet.sy.pate@lowes.com>
Sent: Tuesday, January 24, 2017 3:26 PM
To: jdanhof@nationalcenter.org
Subject: Shareholder Proposal

Hi Mr. Danhof,

I wanted to reach out and see if you had any availability to discuss the shareholder proposal we received on non-discrimination principles. Please let me know if you have any availability over the next few days so we can schedule a call. I look forward to hearing from you.

Best regards,
Juliet

Juliet Sy Pate
Corporate Counsel
Lowe's Companies, Inc.
1000 Lowe's Blvd.
Mooresville, NC 28117
Phone: 704.758.4122
juliet.sy@lowes.com


LOWE'S
IMPROVING